

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Russell Ford
Chief Executive Officer
StandardAero, Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

> **Re: StandardAero, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 6, 2024**
> **File No. 333-281992**

Dear Russell Ford:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment #1 to Form S-1 filed September 12, 2024

Notes to the Audited Financial Statements
Note 24. Segment Information, page F-50

1. We note from your response to our prior comment 3 that you have concluded that the CEO, and not the COO, is the CODM. Please compare and contrast the roles of the CEO and COO as they relate to the key operating decisions of the consolidated business and to each of the business units. As part of your response, please describe the budgeting process, including the roles of both the CEO and COO, and identify approval authority for each position. Also, we note that the COO meets regularly, at a minimum monthly, with the Engine Services Division Presidents and the Component Repair Services Division President to review the performance of the divisions, including financial information at the business unit level comparing revenue, profitability, and financial position against the prior year and forecasted results, as well as operational data. Please tell us more about the nature of the decisions made during these monthly meetings and if the COO has any authority to allocate resources between the Engine Services business units and the

Component Repair Services segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mindy Hooker at 202-551-3732 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing